

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2014

Via E-mail
Shimon Citron
Chief Executive Officer
EZTrader, Inc.
6 Yehezkel Koifman Street,
Tel-Aviv, Israel 68012

> **Re:** **EZTrader, Inc.**
> **Registration Statement on Form 10-12(g)**
> **Filed September 15, 2014**
> **File No. 000-51255**

Dear Mr. Citron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.	Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. As such, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. If our comments are not addressed within this 60-day time period you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments. If you do not withdraw this registration statement, please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your periodic reports.

2.	Please provide us support for all quantitative and qualitative business and industry data used in the filing. Clearly mark the specific language in the supporting materials that supports each statement. We may have further comment. As an example only, we note your discussion of the European Economic Area. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

3.   You state on page 5 that you are not aware of any clear definitive ruling that finds the online trading of binary options would constitute illegal activity under U.S. federal laws. You further state that the SEC took the position that "the binary option contract is a security and must be registered." Please provide us a detailed legal analysis that explains why your business does not constitute illegal activity under U.S. federal laws. In addition, please more specifically describe the risks to you, your investors and your customers if your underlying business was determined to be illegal under U.S. federal laws.

Item 1. Business

Overview

4.   We note that your Trading Platform is active for use in 30 countries. Please revise here, or elsewhere as appropriate, to identify all markets in which you currently operate.

5.   Revise here and under "Binary Options Websites" heading to specifically explain how your trading platform prohibits U.S. investors from opening investment accounts through your website. In addition, please revise to disclose any risks associated with U.S. investors opening investment accounts to the extent that such prohibitions fail.

Our Current Business

Binary Options – featured by online providers, page 2

6.   Please revise to fully describe how binary option contracts function, including the automatic exercise feature and the investor's inability to modify the contract after the initial election. Please also include expanded risk factor disclosure to discuss the attending risks.

7.   We note your disclosure in this section that investors stand to lose 85%-90% of his or her investment if the customer's prediction is not fulfilled and that returns are "usually" fixed around 75%. Please revise to briefly explain the variance in the loss amount as well as clarify when returns are not fixed at 75%.

Binary Options Website, page 2

8.   Please revise to more specifically describe the mechanics of your trading platform and

account setup, including the process by which investors bid on options, each method of deposit, and all fees associated with participation. Include in your revised narrative a discussion of minimum deposit amounts, if any. We may have further comment.

Marketing, page 3

9.   Please revise to more fully discuss the nature of your arrangements with business intelligence providers. Please also file these agreements, as well as your sponsorship agreements, as exhibits or tell us why such agreements are not material.

10.   Please more specifically describe the "OPTION AFFILIATES.COM" program and explain how revenues are generated through this program.

Trading Platform

General

11.   We note that your third party hosting service provider has a SAS70 accreditation. Please describe to us and revise your disclosure to explain what is meant by a SAS70 accreditation.

(ii) Robust, scalable technology platform and infrastructure, page 4

12.   Please revise to identify the third party service provider and describe the material terms of your agreement with such third party service provider.

Customer Base, page 4

13.   Please revise to briefly explain what you mean by "competitive dealing options which vary by instrument category."

Industry background and markets, page 5

14.   Please revise your disclosure to provide the basis for your statement that your user review scores are typically higher than your peers.

Trading and Customer limits, page 5

15.   Please revise to discuss both trading and customer limits in greater detail. For instance, explain whether limits are customized for each investor or for certain categories of investors. Please also describe your real-time financial risk limitation systems.

Current trading and future prospects, page 5

16.   You state that you initiated the process of obtaining a Futures Commodities Merchant
        license, which may enable you to operate in the U.S. Please revise to briefly describe
        how this process may enable you to operate in the U.S. and update the status of this
        process, as applicable.

Government Regulation

Non-U.S. Regulation of Online Binary Options, page 6

17.   Expand your disclosure in this section to more fully discuss the varying regulatory
        requirements for each of the countries in which your trading platform is available to
        prospective investors. As an example only, please revise to describe all current and
        proposed European Union Directives, as well as the European Market Infrastructure
        Regulation. Please also confirm whether the company is currently in compliance with all
        such regulations.

Item 1A. Risk Factors

Regulatory Risks

Government regulation could require us to register our business…, page 8

18.   Please revise this risk factor to remove mitigating language, including your discussion of
        the lack of definitive rulings regarding illegal activity of your business under U.S. laws as
        well as your discussion of your process to obtain FCM licensure.

Item 2.   Financial Information

Overview, page 16

19.   We note your earlier discussion of certain key performance measures such as ARPU and
        AUAC. Revise in this section to outline how you calculate these figures and also detail
        what trend information the company ascertains from such metrics. Please also update
        your year to year comparison, to the extent material, to discuss the variance in these
        measures during the reference period. We may have further comment.

Our Business, page 17

20.   Revise your disclosure in this section to clarify how you distinguish between customers
        and "currently active" customers.

<u>Results of Operations for Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013, page 17</u>

21.   Please expand disclosure related to results of operations to discuss the drivers of changes in your operating results. For example, you disclose that total revenues increased 422% for the six months ended June 30, 2014 compared to the same period of prior year as a result of an increase in your spending on customer acquisition costs, improved website and effective marketing. Consider discussing fluctuations in the specific components of revenue and operating expenses, such as fluctuations in trading volume between the respective periods.

<u>Sales and Marketing, page 18</u>

22.   Please reconcile the sales and marketing expense amounts of $4,649,143 and $378,394 for the six months ended June 30, 2014 and 2013, respectively, to the selling and marketing amounts disclosed in the Consolidated Statements of Operations for the same periods.

<u>Liquidity and Capital Resources, page 18</u>

23.   We note your disclosure stating that you finance your operations through revenues. Considering that you have incurred net losses and that you have an accumulated deficit of $27 million please revise disclosure to explain other sources of financing used or available to finance your operations.

24.   We note from your disclosure in Note 11 to the audited consolidated financial statements that undistributed earnings of the Company's foreign subsidiaries are considered to be indefinitely reinvested. Please quantify the amount of cash that is considered to be indefinitely reinvested and describe the limitations of its availability to you in meeting your obligations.

<u>Item 4. Security Ownership of Certain Beneficial Owners and Management, page 22</u>

25.   Please expand footnotes 4 and 5 to provide the name(s) of the natural persons with voting or dispositive control over each company's respective holdings.

<u>Consulting, Employment Contracts and Termination of Employment…, page 26</u>

26.   Please revise to describe the nature of the services provided by Citron Investments Ltd under this arrangement.

<u>Item 11. Description of Registrant's Securities to be Registered, page 30</u>

27.   We note that your disclosure stating that your authorized capital stock consists of 300

million shares of common stock. Please reconcile this amount to the number of shares disclosed on the interim balance sheet of 150 million shares as of June 30, 2014.

Item 15. Financial Statements and Exhibits, page 32

General

28.   Please tell us why you filed form of agreements rather than final, executed copies of the agreements for Exhibits 10.9 through 10.12. Refer to Item 601(a)(4) and Instructions 1 and 2 to Item 601 of Regulation S-K.

Interim Condensed Consolidated Financial Statements as of June 30, 2014

Consolidated Balance Sheets, page F-3

29.   Please revise the disclosure under equity to properly reflect the amounts of common shares issued and outstanding as of June 30, 2014 and December 31, 2013.

Consolidated Statements of Cash Flows, page F-6

30.   We note that you present convertible loans and short-term bank credit activity as net within the financing activities section of your consolidated statements of cash flows. Please explain to us how these borrowings meet the criteria for net presentation within the consolidated statements of cash flows. Please cite applicable guidance.

Consolidated Financial Statements as of December 31, 2013

Note 14 – Related Parties, page F-25

31.   We note your disclosure of transaction amounts and balances with related parties for the respective periods. Please revise the notes to the financial statements to disclose the nature and significant terms of all related party transactions as required by ASC 850-10-50.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Oded Har-Even, Esq.
        Zysman, Aharoni, Gayer and Sullivan & Worcester LLP